SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1 )*

FALCONSTOR SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

306137100

(CUSIP Number)

ESW Capital, LLC

401 Congress Avenue

Suite 2650

Austin, TX 78701

(512) 524-6149

Attn: Andrew S. Price

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 128,613,493 shares of Common Stock 2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 128,613,493 shares of Common Stock 2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 24.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

The Reporting Persons disclaim Section 13(d) beneficial ownership with respect to 2,708,053 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock as a result of the application of the 9.99% Blocker set forth in the Issuer’s Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock.

(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 532,991,102 shares of Common Stock outstanding as of December 27, 2018, representing (i) 97,934,091 shares of Common Stock outstanding on October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, plus (ii) 8,699,899 shares of Common Stock issued on December 6, 2018, as reported in the Issuer’s Current Report on Form 8-K dated December 6, 2018, filed with the SEC on December 12, 2018, plus (iii) 303,379,065 shares of Common Stock issued on December 19, 2018, as reported in the Issuer’s Current Report on Form 8-K dated December 19, 2018, filed with the SEC on December 20, 2018, plus (iv) 122,978,047 shares of Common Stock issued on December 27, 2018, which includes the exercise of Financing Warrants by the Reporting Persons, as reported in the Issuer’s Current Report on Form 8-K dated December 27, 2018, filed with the SEC on December 28, 2018. Excludes the shares of Series A Convertible Preferred Stock referenced in note (1) above as a result of the application of the 9.99% Blocker.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 128,613,493 shares of Common Stock 2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 128,613,493 shares of Common Stock 2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 24.1% (2)
14.	Type of Reporting Person (See Instructions) IN/HC

(1)

The Reporting Persons disclaim Section 13(d) beneficial ownership with respect to 2,708,053 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock as a result of the application of the 9.99% Blocker set forth in the Issuer’s Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock.

(2)

Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon 532,991,102 shares of Common Stock outstanding as of December 27, 2018, representing (i) 97,934,091 shares of Common Stock outstanding on October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, plus (ii) 8,699,899 shares of Common Stock issued on December 6, 2018, as reported in the Issuer’s Current Report on Form 8-K dated December 6, 2018, filed with the SEC on December 12, 2018, plus (iii) 303,379,065 shares of Common Stock issued on December 19, 2018, as reported in the Issuer’s Current Report on Form 8-K dated December 19, 2018, filed with the SEC on December 20, 2018, plus (iv) 122,978,047 shares of Common Stock issued on December 27, 2018, which includes the exercise of Financing Warrants by the Reporting Persons, as reported in the Issuer’s Current Report on Form 8-K dated December 27, 2018, filed with the SEC on December 28, 2018. Excludes the shares of Series A Convertible Preferred Stock referenced in note (1) above as a result of the application of the 9.99% Blocker.

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This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2018 (the “Original Schedule 13D”, as amended, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share, of FalconStor Software, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends and supplements the Schedule 13D as set forth below.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of FalconStor Software, Inc., a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”). The address of the Issuer’s principal executive office is 823 Congress Ave, Suite 1300, Austin, Texas 78701. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of the 6,399,361 shares of Common Stock initially acquired by ESW is approximately $2,405,598 , inclusive of any applicable brokerage commissions. In addition, pursuant to a subscription agreement and related customary documentation, on October 10, 2018, ESW acquired 9,990,506 units from the Issuer for an aggregate purchase price of $3,707,104 ($0.37106265 per unit) as part of a financing by the Issuer (the “Financing Transaction”), consisting of (i) $0.10 in senior secured debt (the “Secured Debt”), secured by all of the assets of the Issuer and guaranteed by each of its domestic subsidiaries, having an interest rate of prime plus $0.75% and a maturity date of June 30, 2021 (as set forth in the Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, between the Company, HCP-FVA, LLC and certain other loan parties named therein, (ii) warrants to purchase 12.233 shares of Common Stock with an exercise price of $0.001 per share (the “Financing Warrants”), and (iii) 0.0225 shares of the Issuer’s Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), at a per unit purchase price of $0.271063 (subject to adjustment to take into account accretion of dividends on the Series A Preferred Stock). Accordingly, pursuant to the Financing Transaction, ESW acquired $999,051 in Secured Debt, Financing Warrants exercisable for an aggregate of 122,214,132 shares of Common Stock, and 224,786 shares of Series A Preferred Stock, which, subject to the 9.99% Blocker described below, are currently convertible into 2,708,053 shares of Common Stock. Pursuant to the terms of the Series A Preferred Stock, a holder of Series A Preferred Stock is not entitled to convert any portion of the Series A Preferred Stock held by such holder in excess of that portion upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by such holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through ownership of the unconverted shares of Series A Preferred Stock or the unexercised or unconverted portion of any other security of the holder subject to an analogous limitation on conversion) and (2) the number of shares of Common Stock issuable upon the conversion of that portion of the Series A Preferred Stock with respect to which the determination of this conversion limitation is being made or issuable as a Series A Preferred dividend, would result in beneficial ownership by such holder and its affiliates of more than 9.99% of the then outstanding shares of Common Stock (the “9.99% Blocker”). The terms of the Financing Transaction, including the material documentation relating thereto, are further described in the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2018.

On December 27, 2018, ESW exercised the Financing Warrants in full, paying cash in an amount equal to approximately $122,214, to acquire all 122,214,132 shares underlying the Financing Warrants.

ESW used its own assets to purchase the securities described in this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of December 27, 2018, ESW beneficially owned and had sole voting and dispositive power with respect to 128,613,493 Shares, representing approximately 24.1% of the 532,991,102 shares of Common Stock outstanding as of December 27, 2018, calculated based on (i) 97,934,091 shares of Common Stock outstanding on October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, plus (ii) 8,699,899 shares of Common Stock issued on December 6, 2018, as reported in the Issuer’s Current Report on Form 8-K dated

CUSIP No. 306137100	SC 13D	Page 5 of 6

December 6, 2018, filed with the SEC on December 12, 2018, plus (iii) 303,379,065 shares of Common Stock issued on December 19, 2018, as reported in the Issuer’s Current Report on Form 8-K dated December 19, 2018, filed with the SEC on December 20, 2018, plus (iv) 122,978,047 shares of Common Stock issued on December 27, 2018, which includes the exercise of Financing Warrants by the Reporting Persons, as reported in the Issuer’s Current Report on Form 8-K dated December 27, 2018, filed with the SEC on December 28, 2018.

As of December 27, 2018, Liemandt may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by ESW.

The Reporting Persons disclaim Section 13(d) beneficial ownership with respect to 2,708,053 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock as a result of the application of the 9.99% Blocker set forth in the Issuer’s Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock, and the Reporting Persons’ beneficial ownership reported herein excludes such shares.

(c) Except as described in this Schedule 13D, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 306137100	SC 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 31, 2018

ESW CAPITAL, LLC

/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price
Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt